Suite 906 – 1112 West Pender Street V ancouver, BC Canada V6E 2S1 Tel: 604/681-8600 Fax: 604/681-8799 e-mail “firstpoint@firstpointminerals.com” TSX Venture Exchange: FPX

FOR IMMEDIATE RELEASE	March 30th, 2004

Significant Drill Intersections at the Rio Luna Gold Property in Nicaragua

Dr. Peter M D Bradshaw, P. Eng, President of First Point Minerals Corp. (TSXV: FPX) is pleased to release results including 19.4 g/t (grams/tonne) gold over 2.6 meters from the Balsamo Target, the first of four targets to be drilled at Rio Luna. Four holes drilled in the Balsamo Target intersected massive quartz veins-breccia-stockwork containing anomalous gold values across significant widths as noted in the table below. Hole 3 intersected the widest interval and returned the most significant values averaging more than 6 g/t gold over 9.1 meters which includes the highest grade interval noted above.

The four holes tested The Balsamo area over a strike length of about 150 meters and to a depth of about 30 to 50 meters from surface to follow up surface trenches that carried up to 6.0 g/t gold over 5.2 meters. The main vein appears to have a variable but mainly steep south dip of between 70 to 85 degrees. True widths are estimated at about 90% of the drilled widths noted below. Low core recoveries through many of the intersections are cause for concern because of gold not being recovered from softer or highly oxidized sections of the drilled target interval. Several of these intervals may be re-drilled toward the end of the program.

Shallow intersections in holes 1 and 2 probably represent a separate, previously unknown vein system in the hanging wall to the main Balsamo Target. It is not exposed at surface and has an unknown orientation.

SIGNIFICANT DRILL ASSAY INTERVALS, BALSAMO TARGET, RIO LUNA
Hole #	From	To	Meters	% Recovery	Au ppb	Au g/t
DD-RL 1	10.7	11.9	1.2	38	1370	1.4
	35.5	37.7	2.2	36	473	0.5
DD-RL 2	18.5	21.5	3.0	18	pending
	49.2	53.5	4.3	54	869	0.9
DD-RL 3	36.3	45.4	9.1	38	6,242	6.2
including	42.8	45.4	2.6	13	19,423	19.4
DD-RL 4	46.6	47.5	0.9	46	357	0.4
	55.4	58.0	2.6	31	239	0.2

Holes 5 to 8 have been completed in the Balsamo East that is located on-strike about 1 kilometer east of the Balsamo Target. These four holes tested a strike extent of about 200 meters and all intersected epithermal quartz vein-breccia mineralization over several meters. Core samples from Balsamo East have been sent for analyses and the drill rig is currently at the Santa Rita target about 1.8 kilometers southeast of the Balsamo Target.

As previously noted, assay results will be released, as they become available for each of the four target areas. About 2,000 meters, or roughly 15 holes, will be drilled in the present program under the supervision of Dr. Peter Bradshaw, P. Eng, the Company’s Qualified Person for the Rio Luna Property.

The Rio Luna Gold property in Nicaragua is 100% owned by First Point Minerals. First Point Minerals Corp. is a Canadian precious and base metal exploration and development company focused on the Americas. The Company is currently focusing its activities to explore, define and advance its Rio Luna Gold Project and Cacamaya Gold Project in Nicaragua. As well the company has a joint venture with BHP Billiton covering Central America and a 22 % interest in Aquila Resources. The Company is well financed with $2,000,000CDN in working capital, and well on its way of achieving its goal of becoming a highly successful, growth-oriented exploration company.

For more information please view: www.firstpointminerals.com or phone Ran Davidson, Director of Investor Relations at (604) 681-8600 or Toll Free Number: 1-866-FPM-8601.

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter Bradshaw”

Peter M. D. Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.